UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 29, 2014 entitled “GeoPark provides update and internal reserve estimate for the Tigana oil field in the Llanos 34 Block in Colombia”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK PROVIDES UPDATE AND INTERNAL RESERVE ESTIMATE FOR THE
TIGANA OIL FIELD IN THE LLANOS 34 BLOCK IN COLOMBIA

Santiago, Chile -- October 29, 2014 -- GeoPark Limited (“GeoPark”) (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations in Chile, Colombia, Brazil, Argentina and Peru, provides an update and preliminary internal reserve estimate for the Tigana oil field in the Llanos 34 Block in Colombia. GeoPark operates and has a 45% working interest in the Llanos 34 Block.

From well drilling and production information to date, 3D seismic mapping, and a field area size estimate of 3,000-4,000 acres, GeoPark’s preliminary internal original oil in place (OOIP) estimate is 140-170 million barrels of oil (mmbo) and preliminary internal 3P gross reserve estimate is 45–65 mmbo for the Tigana oil field. Additional appraisal drilling will be required to delineate the Tigana field and, therefore, the above figures are preliminary and subject to change with new information.

GeoPark discovered the Tigana oil field in December 2013 and, since that time, its team in Colombia has moved efficiently to:
•	Drill a total of eight wells;
•	Put seven wells in production with a total current rate of approximately 11,000 bopd gross – and a water cut of approximately 3.5%;
•	Install facilities and infrastructure to handle approximately 20,000 barrels of fluid per day (“bfpd”) (with plans underway to expand to 100,000 bfpd); and
•	Produce approximately 2.1 million barrels of oil to date.

The Tigana field represents a combination trap with a structural component (to the east, west and north) and a stratigraphic component (to the south). Oil has been tested and is being produced from both the Mirador (approximately 21-29° API crude oil) and Guadalupe (approximately 15.5° API crude oil) formations.

DeGolyer & MacNaughton (“D&M”), the independent reserve appraiser, is currently evaluating information on the Tigana field and will perform an updated reserve certification as of December 2014. As a reference, at the end of 2013, with only two wells drilled, D&M certified 3P reserves of approximately 14.6 mmbo gross (6.6 mmbo net) for the Tigana field under PRMS. At the end of 2013, for GeoPark’s oil and gas properties in Chile, Colombia and Brazil, D&M certified total net 3P reserves of 131 mmbo (and 2P net reserves of 70.2 mmbo) under PRMS. These figures do not include GeoPark’s recent acquisition in Peru.

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The expanded Tigana field size represents increased value for GeoPark by providing an important opportunity to further grow production – with 30-45 potential new drilling locations – and to generate attractive financial returns over the next years. In addition to improving the overall risk profile of GeoPark’s work program inventory, a larger field provides opportunities to reduce drilling, operating and transportation costs by improved efficiencies. Even in lower oil prices environments, the Tigana field will generate significant operating cash flows. As a reference, if WTI oil prices average $75-85 per barrel, operating netbacks for the field are estimated to be approximately $40-50 per barrel in 2015.

James F. Park, CEO of GeoPark, said, “The reserve and value growth of the Tigana field is an important component of the overall success of our Llanos 34 Block – one of Colombia’s leading production growth stories in recent years. After acquiring the Llanos 34 Block in 2012, GeoPark has grown production from zero to over 22,000 bopd gross (10,000 bopd net). This has resulted from a combination of our exploration success by developing and introducing a new geological play-type for the Llanos Basin and our operational success by being able to obtain permits, economically drill wells, construct facilities, develop transportation solutions and pro-actively work with local communities. And, all occurred within 2+ years following our success in identifying and closing on attractive assets in Colombia. Our results in the Tigana field this year have created an attractive low risk multi-year growing production asset and a solid complement to GeoPark’s exciting inventory of ongoing projects in Chile, Colombia, Brazil, Argentina and Peru.”

CONTACTS GEOPARK:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, capital expenditure and acquisition plans. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

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CAUTIONARY STATEMENTS RELEVANT TO OIL AND GAS RESERVES

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" and preliminary information that the SEC's guidelines do not permit GeoPark to include in filings with the SEC. GeoPark has also provided preliminary internal OOIP and preliminary internal 3P reserves calculated under PRMS which, by their nature are speculative and are subject to substantially greater risk of being actually realized.

As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

Potential drilling locations and resource potential estimates have not been fully risked by GeoPark. Actual locations drilled and quantities that may be ultimately recovered from GeoPark’s interest may differ substantially from these estimates. There is no commitment by GeoPark to drill all of the drilling locations that have been attributed to these quantities. Factors affecting ultimate recovery include the scope of GeoPark’s ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling and completion services and equipment, drilling results, agreement terminations, regulatory approval and actual drilling results, including geological and mechanical factors affecting recovery rates. Estimates of reserves and resource potential may change significantly as development of GeoPark’s oil and gas assets provides additional data.

Investors are urged to closely review the disclosures and risk factors in GeoPark’s SEC filings, available on GeoPark’s website

Reserves and acreage figures mentioned in this release are preliminary internal estimates and have not been previously reported to the Agencia Nacional de Hidrocarburos (ANH).

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: October 29, 2014